Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at April 30, 2024.

As at April 30, 2024
(in millions of Canadian dollars)
Subordinated Debt	8,237

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	8,314
Common Shares	23,896
Contributed Surplus	350
Retained Earnings	44,772
Accumulated Other Comprehensive Income	2,207

Total Shareholders’ Equity	79,539
Non-controlling Interest in Subsidiaries	31
Total Equity	79,570

Total Capitalization	87,807

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2024.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2, 3 and 4. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2024.